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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                           ARGUSS COMMUNICATIONS, INC.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    040282105
                                    ---------
                                 (CUSIP Number)

                              Joel M. Handel, Esq.
                             Baer Marks & Upham LLP
                                805 Third Avenue
                            New York, New York 10022

--------------------------------------------------------------------------------
   (Name, address and telephone number of person authorized to receive notices and communications)

                                November 30, 2001
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box / /.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.





                         (Continued on following pages)
                               (Page 1 of 5 Pages)


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CUSIP No.           040282105                         Page 2 of 5 Pages
------------------------------------       ------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ronald D. Pierce
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                 (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     SC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 1,232,850 shares
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    0 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    1,232,850 shares
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,232,850 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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------------------------------------       ------------------------------------
CUSIP No.           040282105                         Page 3 of 5 Pages
------------------------------------       ------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Kenneth R. Olsen
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                 (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 12,400 shares
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    500 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    12,400 shares
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    500 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,900 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.09%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No.           040282105                         Page 4 of 5 Pages
------------------------------------       ------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

      This Amendment No. 4 (this "Amendment") amends the Statement on Schedule 13D originally filed on behalf of Ronald D. Pierce ("Pierce") with the Securities and Exchange Commission (the "Commission") on February 23, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on April 6, 2001, Amendment No. 2 to Schedule 13D filed on April 9, 2001 and Amendment No. 3 to Schedule 13D filed on October 26, 2001. This Amendment also amends the Statement on Schedule 13D originally filed on behalf of Kenneth R. Olsen ("Olsen," and together with Pierce, the "Reporting Persons") with the Commission on October 26, 2001. This Amendment relates to the Common Stock, $0.01 par value per share (the "Common Stock") of Arguss Communications, Inc. (the "Company"). The address of the principal executive offices of the Company is One Church Street, Suite 302, Rockville, Maryland 20850.

ITEM 2. IDENTITY AND BACKGROUND.

      The information in Item 2 has not changed.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The information in Item 3 has not changed.

ITEM 4. PURPOSE OF TRANSACTION.

      The information in Item 4 is hereby amended and restated as follows:

      On November 30, 2001, the Reporting persons filed a preliminary consent solicitation statement with the Securities and Exchange Commission (the "Commission"), attached hereto as Exhibit 1, seeking the removal of the current board of directors of the Company (the "Board"), the election of new directors which, in addition to the Reporting Persons, include James Gerson, Stephen G. Moore, Dennis Nolin, Michael Sparkman and George Tamasi (collectively, the "Nominees") and the repeal of any by-law amendments adopted by the Company's current Board between October 1, 2001 and the date on which the proposal becomes effective. The Nominees seek to improve the Company's operating results and financial condition through changes in the various methods through which the Company does business.

      The Reporting Persons believe that the precipitous fall in the Company's stock price and the weakening of its operations and financial condition are attributable to fundamentally poor business decisions by the Company's present Board and senior management. The Reporting Persons believe that the election of the Nominees and other actions being considered in connection therewith represent the best means for the Company to reverse these trends.

      In accordance with applicable Commission regulations, the Reporting Persons intend to solicit consents from the shareholders of the Company to remove the Company's current Board of Directors, elect the Nominees to the Company's Board of Directors, and to take the actions proposed above as actions in lieu of a meeting pursuant to Section 228 of the Delaware General Corporation Law. Mr. Pierce has consented to each of the proposals contained in the consent solicitation statement. Mr. Olsen intends to consent to each of the proposals contained in the consent solicitation statement.

      No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Depending on various factors including, without limitation, the Company's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to his investment in the Company as he deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of his shares or to change his intention with respect to any and all matters referred to in this Item 4. Except as set forth above, the Reporting Persons

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------------------------------------       ------------------------------------
CUSIP No.           040282105                         Page 5 of 5 Pages
------------------------------------       ------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------

have no agreements or understandings between themselves with respect to the voting or disposition of the Common Stock of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

      The information in Item 5 has not changed.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

      The information in Item 6 has not changed.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     *   Exhibit 1      Preliminary Consent Solicitation Statement of the
                        Reporting Persons pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, dated
                        November 30, 2001.

     **  Exhibit 2      Press Release of the Reporting Persons dated November
                        30, 2001.

     *** Exhibit 3      Joint Filing Agreement of Ronald D. Pierce and Kenneth
                        R. Olsen Pursuant to Rule 13d-1(k).

      ---------------
      * Incorporated herein by reference to the Preliminary Consent Solicitation Statement of the Reporting Persons, dated November 30, 2001, filed with the Commission on November 30, 2001.

      ** Incorporated herein by reference to the Press Release of the Reporting Persons, dated November 30, 2001, filed with the Commission on November 30, 2001.

      *** Previously filed as Exhibit 3 to Amendment No. 3 to Schedule 13D of
          Ronald D. Pierce and Kenneth R. Olsen filed on October 26, 2001.



                                   SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify the information set forth in this Amendment is true, complete and correct.

Dated:  November 28, 2001



                                          By:  /s/ Ronald D. Pierce
                                              --------------------------------
                                              Name:  Ronald D. Pierce


                                          By:  /s/ Kenneth R. Olsen
                                              --------------------------------
                                              Name:  Kenneth R. Olsen